UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Advisory Services Agreement with Pulsar Group Ltd.

On February 9, 2026, Brera Holdings PLC, operating under the name Solmate Infrastructure (the “Company”) (NASDAQ: SLMT), a Solana-based crypto infrastructure company, entered into an Advisory Services Agreement (the “Agreement”) with Pulsar Group Ltd. (“Pulsar Group”), pursuant to which Pulsar Group agreed to provide certain consultancy and advisory services (“Services”) to the Company to support and grow the Company’s business in countries within the Gulf Cooperation Council (the “Territory”). Under the Agreement, Pulsar Group will be the Company’s exclusive advisor for the Services within the Territory. In consideration for performing the Services, Pulsar Group will receive $250,000 per month from the Company (the “Monthly Fee”). The Agreement has an initial term of two years, which may be extended by the Company and Pulsar Group for additional one-year periods. The Agreement is terminable by either party without cause upon 30 days prior written notice. The Agreement includes customary representations, warranties and covenants. On February 13, 2026, the Agreement was amended (the “Amendment”) to clarify that the Monthly Fee became payable effective January 1, 2026, in acknowledgment of the fact that Pulsar Group had begun providing the Services to the Company prior to the execution of the Agreement.

The foregoing summary of the Agreement and Amendment does not purport to be complete and is qualified in its entirety by reference to the complete text of each such document, which are attached to this Report on Form 6-K as Exhibits 10.1 and 10.2, respectively, and are hereby incorporated by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Advisory Services Agreement, dated February 9, 2026, by and between Brera Holdings PLC and Pulsar Group Ltd.
10.2	Amendment to Advisory Services Agreement, dated February 13, 2026, by and between Brera Holdings PLC and Pulsar Group Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2026	BRERA HOLDINGS PLC

	By:	/s/ Marco Santori
Marco Santori
Chief Executive Officer

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